SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K
                                 ------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For March 28, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
               -------------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                  -------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                  Form 20-F   X            Form 40-F
                             ------                   ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes                      No           X
                             ------                  -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------
                                CNOOC LIMITED

              (Incorporated in Hong Kong with limited liability)
                       2001 ANNUAL RESULTS ANNOUNCEMENT

CHAIRMAN'S STATEMENT

Dear Shareholders,

In 2001, CNOOC Limited reached a new stage of its corporate development. On 27 and 28 February, the Company successfully listed its shares on the New York Stock Exchange ("NYSE") and the mainboard of The Stock Exchange of Hong Kong Limited (the "HKSE") through an initial public offering. Through the listing, the Company's operating strategy, corporate governance, management quality and operating performance were brought to the attention of the international capital markets for the first time. The markets appeared to embrace them warmly, opening new horizons for the Company.

The Company's business strategy features a focus on:
1. petroleum and natural gas exploration, development and production;

2. achieving low-risk production growth through accelerated development;

3. implementing an exploration strategy that combines independent and production sharing contracts efforts;

4. pursuing a low-cost operating policy; and

5. devising a sound natural gas business strategy.

My management team and employees were committed to this formulated strategy and, as a result of their outstanding performance, delivered an excellent scorecard to our shareholders.

2001 was a turbulent year for the petroleum industry: the bursting of high-tech bubbles seriously dampened the market's appetite for risk; terrorism and continued instability in the Middle East severely endangered global security; and the main economies of the world were in a weak state. These factors lowered global demand for petroleum and natural gas and created an unfavorable business environment for the Company.

The Company introduced certain measures to mitigate the threats. Its strategy was to focus on and implement effectively its business plan. Riding on the crest of the Company's quality asset base and China's robust economic growth and stable energy policies, the management remained diligent and focused. We successfully implemented the business plan for the year and delivered on our commitment to our shareholders at the beginning of the year.

The Company's relatively strong profit margins continued to exemplify its sound operating performance. Profit before tax reached RMB 11,000 million (US$1,330 million). Although slightly lower than in the previous year, earnings exceeded expectations in an environment where the average oil price dropped 17.3%. Low cost (total all-in-production cost was US$8.39 per barrel-of-oil equivalent) and production growth (a production growth of more than 9.2%) helped the Company achieve a 32.2% return on equity and an average of 26.7% return on capital employed. Our solid operating performance continued to deliver satisfactory returns to our shareholders. In addition to an interim dividend of HK$0.10 per share and final dividend of HK$0.15 per share, the Company's share prices remained at, on average, more than 20% above the offer price. Compared to a decrease of approximately 20% in the S&P index, our shareholders have received great value for their investment.

Looking forward to 2002, my team and I will continue to focus on growth, efficiency, shareholder returns and corporate governance. The Company will continue to pursue prudent management strategies. We will achieve our business objective by taking advantage of the Company's strong asset base and successful strategy and operating results and strive to create greater returns and value for our shareholders.

I would like to express my appreciation to our shareholders for your confidence in the Company in the past and I look forward to your continued support.

I am also grateful to our employees for their great efforts. Our employees are key to the success of the Company.

                                             WEI Liucheng
                                     Chairman and Chief Executive Officer
                                          Hong Kong, 27 March 2002


PRESIDENT'S REVIEW

I am pleased to report that the Company has lived up to market expectations and has kept its promises by delivering excellent operating results and demonstrating leading management standards during the Company's first year as a listed company.

Review of the Year 2001

The Company was listed on the NYSE and the HKSE on 27 and 28 February 2001 respectively, marking its successful entry into the international capital markets.

1.  Seven New Discoveries

    During 2001, the Company continued to achieve excellent exploration results. We made seven new oil and gas discoveries, including Caofeidian 11-2, Huizhou 9-2, Luihua 19-3 and Wenchang 15-1, as well as successful appraisal results for ten hydrocarbon-bearing structures. With net incremental oil and gas reserves of 125.1 million barrels of oil equivalent, the Company's reserve replacement rate reached 131%, meeting its commitment to investors. In particular, exploration in the Pearl River Mouth Basin resulted in some of the most significant breakthroughs in recent years: for the first time, the Company discovered gas in the shallow layer of the northern slope of Zhu II Sag and oil in the deep layer of Zhu I Sag; it also discovered the first oil field in Shenhu Uplift. Such discoveries opened up a new horizon for future exploration and represented a major breakthrough in exploration know-how and concepts.

2.  Oil and Gas Production Increased Steadily

    The Company's oil and gas production continued to increase steadily due to strengthened measures that increased output, including improvements in daily production management and the successful commencement of operation of new oil and gas fields. Net daily oil and gas production increased from 239,337 per barrel-of-oil equivalent in 2000 to 261,379 per barrel-of-oil equivalent in 2001. In 2001, the Company's net production of oil and natural gas were 83.54 million barrels and 71.19 billion cubic feet respectively. Total production reached 95.4 million per barrel-of-oil equivalent, an 8.9% increase over last year.

3.  Key Development Projects Completed and Brought on Stream Ahead of Schedule

    During the year, the Company managed development projects scientifically by adhering to the principle of strict control over "quality, expenditure and progess". As a result of careful organization by the project teams and the outstanding efforts of the engineering and technical staff, the Company's key development projects were all completed and were brought on stream ahead of schedule while the Company adhered strictly to guidelines to insure safety. Platform C, G and H of Suizhong 36-1 oil field commenced production 82 days, 70 days and 30 days ahead of schedule respectively, and the Qinhuangdao 32-6 oil field commenced operations 23 days ahead of schedule. The completion and commencement of operation of these new oil and gas fields enabled the Company to achieve its production target for 2001, and also laid a solid foundation for the realization of its medium and long-term targets for production growth.

4.  Oil and Gas Sales

    We explored various domestic and foreign markets for the sale of crude oil and gas in 2001. We improved flexibility on the sale of crude oil in the domestic market and the market for the sale of gas has become more standardized. The sale of crude oil in the domestic market last year accounted for 80% of the total sales, of which 50%, 12%, 38%, were sold to PetroChina Company Limited, China Petroleum Chemical Corporation and the other customers respectively. Exported crude oil accounted for 20% of the total sales. Meanwhile, the Company has been successful in developing the natural gas market. We successfully maintained a foothold in the Dongfang 1-1 and Bonan gas fields and made breakthroughs in marketing the Huizhou 21-1 gas field and Xihu Trough gas.

5.  Maintenance of Sound Financial Position

    International oil prices declined sharply in 2001, causing the Company's realized average oil price to decrease by US$4.87 per barrel as compared to the price in 2000. However, the Company's main operating indicators remained at a comparatively high level and its financial position remained strong due to production growth and effective cost control. In 2001, the Company achieved sales income of RMB 20.82 billion and realized a net profit of RMB7.96 billion. Earnings per share was RMB 1.00, return on equity for the year was 32.2%, and return on average capital employed was 26.7%. Our debt to total capital ratio decreased to 11.9% from 26.3% as at the end of 2000.

6.  HSE Objectives Achieved

    In 2001, through the establishment of a series of safety measures, the Company achieved the HSE objectives which had been set at the beginning of the year. During the year, there were no fatalities, incidents of material oil spillage or incidents resulting in direct economic losses of over US$120,000 for a single accident. The OSHA index for occupational injuries and diseases decreased significantly compared to the year before. The incident rate dropped from 0.24 times per 200,000 man hours to 0.20 times per 200,000 man hours, representing a 16.5% decrease. The number of days away decreased from 4.37 days per 200,000 man hours to 1.77 days per 200,000 man hours, representing a drop of 59.5%. Both the incident rate and number of days away exceeded the average levels achieved by our international peers.

Management and Development Strategy for 2002

2002 is a very important year for the Company's development and is a crucial year for laying the foundation for realizing the rapid development of the Company.

During this year, the Company will aim to achieve large-scale increases in production, partly from the oil fields situated offshore China and partly from the Indonesian oil fields the Company is acquiring from Repsol YPF. To achieve production increases, the Company plans to:

o further strengthen day-to-day operational management to boost the well hour rate;

o ensure that new oil fields commence operation on schedule by imposing strict management over development projects; and

o enhance production output through overseas acquisition of oil and gas fields in order to realize the rapid development of the Company.

The Company will rigorously implement strategies to lower costs by:

o enhancing efficiency of resource allocation, organization and management through restructuring operational flows throughout the Company; and

o implementing production and financial management improvement schemes and boosting operational and management standards through accelerating the use of modern management methodologies and information technology in order to maintain the Company's cost per barrel in the top ranks of international oil and gas exploration and production companies, thus boosting the Company's core competitiveness and its ability to withstand risks.

The Company will strengthen and expedite the pace of exploration activities to establish stronger reserves as the foundation for its medium- and long-term development. At the same time, it will study and develop policies for international cooperation under changing circumstances and will introduce critical technologies and new management methodologies to expedite the exploration and development of production sharing contracts oil fields and boost management standards.

In addition, the Company will continue to reform its employment and compensation system. It will intensify staff training and implement a human resources development strategy to establish an integrated employment and compensation system suited to the Company's high-growth, high-efficiency development in an internationally competitive environment, thus enhancing the competitiveness of its human resources. The Company further intends to cultivate a new corporate culture which it will capitalize on to boost its core competitiveness and ensure that its corporate culture filters down from the conceptual level to the organisational level and creates a new management ethos leading to more effective management.

Reviewing our past performance will aid us in planning for the future. Our achievements in 2001 established a solid platform for the Company's development in 2002. In the current year, the Company's management will guide our staff to continue to work in a diligent and motivated manner to accomplish our strategic business plans and production objectives for 2002 and, through improved operating performance, to further increase returns to our shareholders.

                                        FU Chengyu
                             President and Chief Operating Officer
                                 Hong Kong, 27 March 2002



FINANCIAL HIGHLIGHTS

Consolidated Income Statement (Audited)
(All amounts expressed in thousands of Renminbi, except per share data)

                                               Note           2001         2000
Turnover
  Oil and gas sales                             4        17,560,788     18,819,323
  Marketing revenues                            5         2,537,032      5,126,015
  Other income                                              721,737        278,580
                                                         ----------     ----------
Total revenues                                           20,819,557     24,223,918
                                                         ----------     ----------

Expenses
  Operating expenses                                     (2,329,130)    (2,124,078)
  Production taxes                                         (883,768)    (1,036,729)
  Exploration costs                                      (1,039,297)      (552,869)
  Depreciation, depletion and amortisation               (2,566,920)    (2,577,882)
  Dismantlement and site restoration allowance              (90,367)      (103,569)
  Impairment losses related to property,
  plant and equipment                                       (99,675)          -
  Crude oil and product purchases               5        (2,453,312)    (5,097,765)
  Selling and administrative expenses           7          (615,389)      (456,002)
  Other                                                    (517,876)      (217,599)
                                                         ----------     -----------
Total expenses                                          (10,595,734)   (12,166,493)
                                                         ----------     -----------

Profit from operating acitivities                        10,223,823     12,057,425
Share of profit of associated company                        89,963        218,326
                                                         ----------     -----------

Interest income                                             317,706        236,624
Interest, expense                               8          (116,634)      (475,004)
Exchange gain (loss), net                                   235,409        381,336
Investment income                                           220,650            -
Non-operating loss, net                                      34,941       (196,031)
                                                         ----------     -----------
Profit before tax                                        11,005,858     12,222,676
                                                         ----------     -----------

Provision for taxation                                   (3,048,227)    (1,926,076)

Net profit                                                7,957,631     10,296,600
                                                         ===========    ===========
Dividends                                                   871,194      6,426,424
                                                         ===========    ===========
Earnings per share - basic and diluted                      Rmb1.00        Rmb1.63
                                                         ===========    ===========
Dividends per share                                         Rmb0.11        Rmb0.98
                                                         ===========    ===========
Balance Sheet
As at 31 December, 2001
(All amounts expressed in thousands of Renminbi)

                                                Note          2001         2000
ASSETS
Non-current assets
  Property, plant and equipment, net                     23,827,499     22,654,375
  Investment in an associated company                       461,990        471,027
                                                         ----------     -----------
                                                         24,289,489     23,125,402

Current assets                                           20,030,159      9,472,003
                                                         ----------     -----------
Total assets                                             44,319,648     32,597,405
                                                         ==========     ===========
EQUITY AND LIABILITIES
Shareholders' equity                                     33,310,506     16,121,803
                                                         ----------     -----------
Non-current assets
  Long-term bank loans                                    3,255,699      4,748,844
  Disbursement and site restoration allowance             1,598,130      1,507,763
  Deferred income taxes                                   1,763,637      1,451,220
                                                         ----------     -----------
                                                          6,617,466      7,707,827
                                                         ----------     -----------
Current liabilities                                       4,391,676      8,767,775
                                                         ----------     -----------
Total equity and liabilities                             44,319,648     32,597,405
                                                         ==========     ===========


Notes:

1. Organisation and principal activities

   CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August, 1999 to hold the interests in the entities now comprising the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). The Group is principally engaged in exploration, development, production and sales of crude oil, natural gas and other petroleum.

   The directors of the Company considered China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC, as the ultimate parent company.

2. Principal accounting policies

   The audited financial statements of the Group are prepared in conformity with generally accepted accounting principles in Hong Kong ("Hong Kong GAAP").

3. Production sharing contracts

   The Group performs a significant amount of its oil and gas activities through production sharing contracts with international oil and gas companies ("foreign partners").

   For most production sharing contracts, foreign partners are required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

   The development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

   The Group has the option to take a participating interest of up to 51% in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries. The foreign partners retain the remaining participating interests.

   After the Group exercises the option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for the exploration costs incurred by its foreign partners and their share of development costs and revenues and expenses from such operations.

   Part of the annual gross production of oil and gas is distributed to the PRC government for the payment of royalties pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. There is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interests according to the participating interest between the Group and the foreign partners. Any remaining oil is first distributed to the PRC government as share oil on a pre-determined ratio pursuant to a sliding scale and then distributed to the Group and the foreign partners based on their respective participating interests. As government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

   The foreign partners have the right to take possession of their allocable remainder oil for sale in the international market or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

4.  Oil and gas sales
                                                     2001                 2000
                                              ------------      ---------------
                                                  Rmb'000              Rmb'000

    Gross Sales                                19,663,251           21,747,888
    Royalties                                    (283,014)            (208,885)
    Government share oil                       (1,819,449)          (2,719,680)
                                              ------------      ---------------
                                               17,560,788            18,819,323
                                              ============      ===============
 5. Marketing profit
                                                     2001                 2000
                                              ------------      ---------------
                                                  Rmb'000              Rmb'000

    Marketing revenues                          2,537,032            5,126,015
    Crude oil and product purchases            (2,453,312)          (5,097,765)
                                              ------------      ---------------
                                                   83,720               28,250
                                              ============      ===============

6.  Profit before tax

    Profit before tax was arrived at after charging (crediting) the following:
                                                     2001                 2000
                                              ------------      ---------------
                                                  Rmb'000              Rmb'000
    Crediting:
    Interest income on bank deposits             (317,706)            (236,624)
    Unrealised gain on short-term investments     (43,796)                -
    Realised gain on disposal of short-term
    investments                                  (176,854)                -
    Total investment income                      (220,650)                -
    Recovery of doubtful accounts                  (4,966)             (57,658)

    Charging:
    Auditors' remuneration                          7,452                2,484
    Staff costs
        - salaries and wages                      228,782              172,593
        - provision for staff and workers'
          bonus and welfare funds                  40,000                 -
        - contribution to pension scheme
          (Note 26)                                 6,392              12,842
    Depreciation, depletion and                 2,602,799           2,634,988
    amortization
    Less: amount inventoried                      (35,879)            (57,106)
                                                2,566,920           2,577,882
    Operating lease rentals                        63,260              53,732
    Loss on disposals of property, plant
    and equipment                                  51,333             220,146
    Repair and maintenance                        457,414             492,328

7.  Selling and administrative expenses
                                                     2001                 2000
                                              ------------      ---------------
                                                  Rmb'000             Rmb'000

    Salary and staff benefits                     228,782             172,593
    Utility and office expenses                    89,462              70,069
    Recovery of doubtful accounts                  (4,966)            (57,658)
    Transportation and entertainment               64,923              60,682
    Rentals and maintenance                       121,483              89,184
    Selling expenses                               38,069              36,481
    Other                                          77,636              84,651

                                                  615,389             456,002
                                              =============     ===============

8.  Interest expense
                                                     2001                 2000
                                              ------------      ---------------

                                                  Rmb'000             Rmb'000

    Interest expense on bank loans which are:
        - wholly repayable within five years      219,045             241,749
        - not wholly repayable within five years   81,634             191,755
    Interest expense to CNOOC                       8,415              41,500
    Other                                           6,510                 -
                                              ------------      ---------------

    Total interest incurred during the year       315,604             475,004
    Less: amount capitalised                     (198,970)                -
                                              ------------      ---------------

                                                  116,634             475,004
                                              ============      ===============

    The capitalised interest rate represented the cost of capital from raising the related borrowings and varied from 2.35% to 9.15% per annum for the year ended 31 December, 2001.



MANAGEMENT DISCUSSION & ANALYSIS

Outlook

The oil industry will continue to face uncertainties in 2002. Destabilizing factors such as those related to the global political and economic environment may cause fluctuations in global oil prices and thereby negatively affect our development. However, the continued steady growth and momentum of the Chinese economy in which there is a continued growing demand for energy has provided an environment for our rapid development.

We have drawn up a practical and progressive business development plan for 2002 based on a careful analysis by our management of the dynamics affecting the development of the Chinese and global economy and oil industry. Firstly, we will focus on actively developing our current reserves to increase oil production. We will also expand our exploration efforts in Chinese coastal waters, particularly in relation to natural gas, in order to increase reserves as well as prepare a firm foundation for the next phase of development. Secondly, we will strive to maintain a low cost structure that will allow us to thrive even in an environment of low oil prices.

In 2002, three of our oil fields in Chinese coastal waters are scheduled to come onstream. Additionally, we announced in January 2002 the acquisition of certain Indonesian oil and gas assets owned by Repsol YPF. These developments will further increase our production in this year.

With the continued efforts of our management and employees and our solid financial position, our management believes that the outlook remains positive for 2002.

Consolidated Profit

Our consolidated profit before tax for 2001 was RMB 11,005.8 million (US$1,329.8 million), a decrease of 10% from RMB 12,222.7 million (US$1,476.8 million) in 2000. This decrease was primarily due to the fall in crude oil prices. Our crude oil price is fixed by reference to international crude oil prices. There was a significant fall in international crude oil prices in 2001 compared to 2000.

Profit after tax for 2001 was RMB 7,957.6 million (US$961.5 million), a decrease of 23% from RMB 10,296.6 million (US$1,244.1 million) in 2000. This decrease was primarily due to the fall in oil prices and the change in the enterprise income tax rate. The preferential enterprise income tax rate enjoyed by our PRC subsidiary ceased to apply in 2000 and the applicable enterprise income tax rate was adjusted from the 15% preferential rate to the normal rate of 30% with effect from the year 2001. Provision for taxation in 2001 was RMB 3,048.2 million (US$368.3 million), an increase of RMB 1,122.1 million (US$135.6 million) or 58.3% from RMB 1,926.1 million (US$232.7 million) in 2000.

Turnover

Oil and gas sales for 2001 were RMB 17,560.8 million (US$2,121.7 million), a decrease of RMB 1,258.5 million (US$152.1 million) or 6.7%, from RMB 18,819.3 million (US$2,273.8 million) in 2000. Due to lower oil prices, our oil and gas sales decreased by approximately RMB 3,351.0 million (US$404.9 million), which was partially offset by an increase in oil and gas sales of approximately RMB 2,093.0 million (US$252.9 million) due to increased oil and gas production in 2001. Our net realized crude oil price averaged US$23.34 per barrel in 2001, a decrease of US$4.87 or 17.3%, from US$28.21 per barrel in 2000, due to the decrease in international oil prices. Our net realized natural gas price averaged US$3.08 per thousand cubic feet in 2001, which was almost the same as the price of US$3.09 per thousand cubic feet in 2000. Our net crude oil and condensate production in 2001 averaged approximately 228,874 barrels per day, rising 22,527 barrels per day or 10.9% compared with 206,347 barrels per day in 2000. The increase in production primarily resulted from new oil fields commencing production during 2001, including Suizhong 36-1 (phase II), Qikou 17-2 and Qinhuangdao 32-6. Net natural gas production in 2001 averaged 195 million cubic feet per day, a slight decrease of approximately 2.9 million cubic feet or 1.5%, from 197.9 million cubic feet per day in 2000. The primary reason for the decrease was that the higher thermal capacity of Yacheng 13-1 natural gas resulted in slightly lower consumption of natural gas by the user.

Other income was RMB 721.7 million (US$87.2 million) in 2001, an increase of RMB 443.1 million (US$53.5 million) or 159.0%, compared with RMB 278.6 million (US$33.7 million) in 2000. The increase was mainly due to the increase in project management fees and handling fees for production sharing contract blocks.

Expenses

Operating expenses for 2001 were RMB 2,329.1 million (US$281.4 million), an increase of RMB 205.0 million (US$24.8 million) or 9.7%, from RMB 2,124.1 million (US$256.6 million) in 2000. The increase was primarily due to new oil and gas fields commencing production in 2001. Although production for the same period increased by 9.2% compared to 2000, on a unit of production basis, our operating expenses in 2001 were RMB 24.9 (US$3.01) per barrel-of-oil equivalent, such figure being almost the same as the 2000 figure of RMB 24.76 (US$2.99) per barrel-of-oil equivalent.

Production taxes for 2001 were RMB 883.8 million (US$106.8 million), a decrease of RMB 152.9 million (US$18.5 million) or 14.7%, from RMB 1,036.7 million (US$125.3 million) in 2000, due to the drop in oil prices in 2001.

Exploration costs for 2001 were RMB 1,039.3 million (US$125.6 million), an increase of RMB 486.4 million (US$58.8 million) or 88.0 %, from RMB 552.9 million (US$66.8 million) in 2000, primarily due to the higher investment made in significantly increasing exploration work in 2001 and the writing off of expenses associated with exploration work on wells for uncertain reserves in earlier years.

Depreciation, depletion and amortization expenses for 2001 was RMB 2,566.9 million (US$310.1 million), a decrease of RMB 11.0 million (US$1.4 million) or 0.4%, from RMB 2,577.9 million (US$311.5 million) in 2000. The 2001 figure was almost the same as the 2000 figure. On a per unit basis, depreciation, depletion and amortization expenses was RMB 27.5 per barrel-of-oil equivalent (US$3.32 per barrel-of-oil equivalent), a decrease of 8.3% as compared to RMB
30.0 per barrel-of-oil equivalent (US$3.63 per bauel-of-oil equivalent) in 2000. The primary reason for the decrease was that the increase in proven reserves in some high-production oil and gas fields resulted in a decrease in the unit depreciation, depletion and amortization cost of those fields, thereby leading to the decrease in our total depreciation, depletion and amortization cost.

Dismantlement and site restoration allowance for 2001 was RMB 90.4 million (US$10.9 million), a decrease of RMB 13.2 million (US$1.6 million) or 12.7%, from RMB 103.6 million (US$12.5 million) in 2000 due to full provision of the allowance for certain mature fields in earlier years.

Impairment losses related to oil and gas assets were RMB 99.7 million (US$12.0 million), which reflected the estimated impairment resulting from two oil fields not being expected to fully recover their net book values through future cash flows.

Crude oil and product purchases for 2001 were RMB 2,453.3million (US$296.4 million), a decrease of RMB 2,644.5 million (US$319.5 million) or 51.9%, from RMB 5,097.8 million (US$615.9 million) in 2000. Upon request by our foreign partners, we purchase their share of crude oil for resale in China, since we are one of the only three companies authorized to market and sell crude oil in the PRC. We do not have control over our foreign partners' decisions regarding the sale of their share of production and, therefore, have no control over the volume that we may be asked to handle in any particular period.

Selling and administrative expenses for 2001 were RMB 615.4 million (US$74.4 million), an increase of RMB 159.4 million (US$19.3 million) or 35.0%, from RMB 456.0 million (US$55.1 million) in 2000. On a unit of production basis, selling and administrative expenses were RMB 6.6 (US$0.80) per barrel-of-oil equivalent of production in 2001, an increase of 25% from RMB 5.3 (US$0.64) per barrel-of-oil equivalent in 2000. The increase was primarily due to a combination of the following factors: in 2000, there was a recovery of RMB
57.7 million in doubtful accounts which led to lower expenses for 2000; in 2001, we made a RMB 40.0 million provision for staff and workers bonus and welfare funds in accordance with a resolution of our board of directors, there was an increase of salary and staff benefits as a result of employee compensation reform; there was also an increase of public facilities, office administrative, telecommunication and travelling expenses as a result of greater business volumes and higher office rents.

Net interest income for 2001 was RMB 201.1 million (US$24.3 million), down RMB
439.5 million (US$53.1 million) or 184.4%,from RMB 238.4 million (US$28.8 million) in 2000, primarily due to an increase in interest income resulting from significantly higher cash balances after our listing and lower interest expenses resulting from lower outstanding balances in respect of long-term indebtedness.

Exchange gain for 2001 was RMB 235.4 million (US$28.4 million), a decrease of RMB 145.9 million (US$17.6 million) compared to RMB 381.3 million (US$46.1 million) in 2000. The exchange gain or loss in each period mainly represents foreign exchange gains or losses on our Japanese yen denominated debt resulting from the depreciation or appreciation of the Japanese yen against the Renminbi.

Other expenses for 2001 were RMB 517.9 million (US$62.6 million), an increase of RMB 300.3 million (US$36.3 million) compared to RMB 217.6 million (US$26.3 million) in 2000, primarily due to the increase in expenses related to project management for production sharing contracts and the provision of services for areas covered by production sharing contracts.

Investment income for 2001 was RMB 220.7 million (US$26.7million), which represented the income generated from investing the unused net proceeds from our IPO in low risk short term money market funds.

Share of profit of associated company for 2001 was RMB 90.0 million (US$10.9 million), a decrease of RMB 128.3 million (US$15.5 million) or 58.8%, compared to RMB 218.3 million (US$26.4 million) in 2000. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited. This company suffered a decrease in profit in 2001 as compared to 2000 primarily due to an increase in its exploration costs and an increase in its amortization cost resulting from lower exploitable reserves, as well as a decline in 2001 in the realised price of its condensate.

Net non-operating income in 2001 was RMB 34.9 million ((US$4.2 million), an increase of RMB 230.9 million (US$27.9 million) from net non-operating loss of RMB 196.0 million (US$23.7 million) in 2000, primarily due to the losses incurred in the disposal of certain assets in 2000.

Provision for taxation in 2001 was RMB 3,048.2 million (US$368.3 million), an increase of RMB 1,122.1 million (US$135.6 million) or 58.3%, from RMB 1,926.1 million (US$232.7 million) in 2000. The primary reason for the increase was that the period for which our PRC subsidiary enjoyed preferential enterprise income tax treatment expired in 2000 and the applicable enterprise income tax rate for our PRC subsidiary was adjusted from 15% to the normal rate of 30% with effect from the commencement of the year 2001.

Cash Provided by Operations and Working Capital

Cash provided by operating activities in 2001 decreased by RMB 411.8 million (US$49.8 million) or 2.9% to RMB 14,024.3 million (US$1,694.5 million), from RMB 14,436.1 million (US$1,744.2 million) in 2000. The decrease resulted primarily from a decrease in profit before tax of RMB 1,216.8 million (US$147.0 million), a decrease in net interest expenses of RMB 439.5 million (US$53.1 million) and an increase in unrealized short-term investment gains of RMB 220.6 million (US 26.7 million). The decrease in the cash flow was partly offset by a non-cash gain of RMB 405.9 (US$49.0 million) from the write off of last year's exploration dry hole expenses, non-cash impairment losses related to oil and gas assets gas of RMB 99.7 million (US$12.0 million), a decrease in unreceived share of profit of an associated company of RMB 128.4 million (US$15.5 million) and a decrease in unrealized foreign exchange profit of RMB
62.9 million (US$7.6 million).

In addition, our operating cash flow was favorably affected by a net decrease in working capital. The decrease in working capital resulted from an increase in accounts payable and accrued liabilities of RMB 267.7 million (US$32.3 million) and a decrease in accounts receivable and other current assets of RMB
314.9 million (US $38.0 million)

We had a working capital surplus of RMB 15,638.5 million (US$1,889.5 million) as at December 31, 2001, up RMB 14,934.3 million (US$1804.4 million) compared to RMB 704.2 million (US$85.1 million) in 2000. The increase in net working capital mainly resulted from proceeds of RMB 10,101.6 million (US$1,220.5 million) received from our initial public offering in 2001, a decrease in payable dividends of RMB 3,397.3 million (US$410.5 million) and a decrease in retirement funds payable to our parent company of RMB 1,657 million
(US$200.2 million). These were partially offset by an increase in accounts payable and accrued liabilities of RMB 404.8 million (US $48.9 million), an increase of RMB 234.3 million (US$28.3 million) in current portion of long term bank loans and a decrease in accounts receivable and other receivable amounts of RMB 274.5 million (US$33.2 million).

Capital Expenditures and Investments

Our total capital expenditures were RMB 4,342.6 million (US$524.7 million) in 2001, a decrease of RMB 61.4 million (US$7.4 million) or 1.4%, from RMB 4,404.0 million (US$532.1 million) in 2000. Our capital expenditures in 2001 consisted of RMB 311.5 million (US$37.6 million) for capitalized exploration activities and RMB 4,013.1 million (US$484.9 million) for development activities. Our 2001 development expenditures related principally to the development of fields including Suizhong 36-1 (Phase II), Qinhuangdao 32-6, Wenchang 13-1/13-2 and Dongfang 1-1.

Financing

We had net cash inflows from financing of RMB 7,472.6 million (US$902.9 million) in 2001. Our net cash inflows resulted primarily from the our proceeds of RMB10,101.6 million (US$1220.5 million) received from our inital public offering and short term loans of RMB2,500 (US$302.1 million). We had cash outflows of RMB3,497.5 million (US$422.6 million) for repayment of bank loans, and cash outflows of RMB1,657.0 million (US$200.2 million) for retirement fund payments to our parent company.

At the end of 2001, our debt to capital ratio was 11.9%. The following table summarizes the maturities of our long-term debt outstanding as of 31 December 2001:


                  Maturity Date                        RMB (in millions)

                        2002                                1,231.8
                        2003                                  794.6
                        2004                                  462.6
                        2005                                  483.4
                      After 2005                            1,515.1
                                                            --------
                Total                                       4,487.5
                                                            ========

Market Risks

Our primary market risk exposures are fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity price risk: we are exposed to fluctuations in prices of crude oil and natural gas, which are commodities whose prices are determined by reference to international market prices. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and net income. We do not hedge market risk resulting from fluctuations in oil and gas prices.

Foreign exchange risk: our sales revenues are mainly denominated in RMB and US Dollars. Due to the current stable RMB exchange rate policy and ample foreign exchange reserves held by the PRC government, we believe that there is no significant risk of a substantial RMB depreciation. Furthermore, our oil and gas prices are quoted in US Dollars based on international oil and gas prices, which can help us offset the foreign exchange risk of US Dollar capital expenditures. As a result, we believe that we are not actually exposed to the exchange risk between the RMB and the US Dollar. Our exposure to foreign exchange risk arises primarily from our yen-denominated debt.

By the end of 2001, foreign currency liabilities accounted for 83.6% of our total debts. Yen-denominated debt of JPY27,709.7 million and US Dollar - denominated debt of 242.3 million account for 38.9% and 44.7% of the total foreign exchange debt respectively. We have consistently and dynamically managed our yen liability in accordance with the principle of "just hedge, no speculation". Since April 2000, 94% of the yen liability is under exposure to foreign exchange risk. Our only existing currency swap was entered into in 1995 in relation to a yen loan we had taken up at the beginning of the same year. The swap locks in a rate of 95 JPY/USD compared to the drawing rate of
83.6 JPY/USD on the yen loan. In 2001, the Company gained US$28.1 million as a result of the Japanese yen depreciating by 15%, which shows our management of our yen liability is basically successful.

Interest rate risk: at the beginning of 2001, our foreign currency denominated floating interest rate debt and fixed interest rate debt were US$215.7 million and US$387.9 million respectively, which dropped to US$142.3 million and US$311 million at the end of 2001 and accounted for 31.4% and 68% respectively of our total foreign currency denominated debt. Of the foreign currency fixed interest rate debt, 67.8% is denominated in yen. The remaining 32.2% is denominated in US dollars.

Our cost of floating interest rate debt decreased by approximately 60% as a result of last year's 11 interest rate cuts by the US Federal Reserve. According to the payment schedules, our floating interest rate debt will be repaid in the next one and a half years and, as a result, we believe that we will not be exposed to the risk of large interest rate increases. We did not swap any fixed rate debt to floating rate last year because the interest on such debt had been capitalized, and the average cost of capital of only 5.66% can be entirely supported by our oil and gas development project.

At the end of 2001, our RMB debt was RMB 736.0 million, consisting entirely of floating interest rate debt and accounting for 16.4% of our total debt. At present, any RMB derivative business is prohibited in the PRC. February 2002 saw the eighth downward adjustment in the RMB loan interest rate and as a result, we expect to save 0.45% in interest expense.

We will continue to adhere to the principle of prudent debt risk management. We will manage the foreign exchange and interest rate risk of debt dynamically according to market movements. We will select financial institutions with good credit as transaction counter parties, thereby doing our best to minimize risk.

Significant Investments

In 2001, we acquired the Xihu Trough located in the East China Sea and prepaid US$45.0 million for the acquisition. The working interests acquired included not only the existing natural gas reserves in the Xihu Trough but also the rights to explore and develop the area. The ODP report for the Xihu Trough has not been completed yet.
As such, in accordance with United States Securities and Exchange Commission rules, the reserves have not been booked as the Company's reserves.

Material Acquisitions and Disposals of Subsidiaries and Associated Companies

We have not made any material acquisitions and disposals of subsidiaries and associated companies in the course of the financial year ended 31 December 2001.

Employee Benefits

We have 1081 employees at the end of 2001. With a view to ensuring that our compensation packages are competitive in the industry and our employees are motivated to perform well in their jobs, we have adopted a flexible and efficient human resources policy.

We have adopted two stock option schemes for our senior management since 4 February 2001. In 2001, four units and 44 employees were granted the Chairman's Special Awards for outstanding performance. In 2001, we have improved our human resources management system by establishing through the Internet an employee performance evaluation system and a recruitment system. We focused on customised and effective training for our employees and conducted 325 training courses in various areas in 2001 which were attended by more than 7,000 people.

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The financial statements of the Group prepared under Hong Kong GAAP differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("U.S. GAAP").

Effects on net profit and shareholders' equity of significant differences between Hong Kong GAAP and U.S. GAAP are summarised below:



                                                                               Net Equity                     Net Profit
                                                                      ---------------------------   -------------------------
                                                                      2001                    2000        2001          2000
                                                                      Rmb'000              Rmb'000     Rmb'000       Rmb'000

As reported under Hong Kong GAAP                                      33,310,506        16,121,803   7,957,631     10,296,600
Impact of U.S. GAAP adjustments:
- Reversal of revaluation surplus on land and buildings                 (274,671)         (274,671)          -             -
- Reversal of additional depreciation, depletion
  and amortisation arising from the revaluation
  surplus on land and buildings                                           16,739             7,583       9,156          5,687
- Unrealised holding gains from available-for-sale
  investments in marketable securities                                         -                 -     (43,796)             -
- Recognition of share compensation cost                                       -                 -        (388)             -
                                                                      ----------       -----------   ----------    ----------
As restated unde U.S. GAAP                                            33,052,574        15,854,715   7,922,603     10,302,287
                                                                      ==========        ==========   =========     ==========
Net income per share under U.S.GAAP


- Basic                                                                                               Rmb 1.00       Rmb 1.63
                                                                                                     =========     ==========
- Diluted                                                                                             Rmb 1.00       Rmb 1.63
                                                                                                     =========     ==========

(a) Revaluation of land and buildings

The Group revalued certain land and buildings on 31 August 1999 as part of the Reorganisation. The Group has recorded the revaluation surplus on that date. On 31 December 2000,. the Group revalued such properties again and the related revaluation surplus of approximately RMB104,073,000 had been recorded on that date.

Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation was approximately RMB1,896,000 for the period from 1 September 1999 to 31 December 1999 and RMB5,687,000 for the year ended 31 December 2000. Under U.S. GAAP, property, plant and equipment is required to be stated at cost. Hence, no additional depreciation, depletion and amortisation from the revaluation is recognised under U.S. GAAP.

(b) Investments in marketable securities

According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in current period earnings. According to U.S. GAAP, such investments are also measured at fair value and classified in accordance with United States Statement of Financial Accounting Standards ("SFAS") No.115. Under U.S. GAAP, related unrealised gains and losses are excluded from current period earnings and reported as a separate component of shareholders' equity.

(c) Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

Under U.S. GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for the long-lived asset is based on the fair value of the asset.

In addition, under the Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under U.S. GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the year ended 31 December 2001, there was no difference on the amounts of impairment losses recognised under Hong Kong GAAP and U.S. GAAP and no reversal of the recovery of previous impairment charges recorded under Hong Kong GAAP.

FINAL DIVIDEND

The Board of Directors recommend the payment of a final dividend for the year ended 31 December 2001 of HK$0.15 per share to shareholders. The dividend is expected to be paid on 19 June 2002 after the declaration of the dividend at the Annual General Meeting of the Company.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 29 May 2002 (Wednesday) to 4 June 2002 (Tuesday) (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, 2nd Floor, Vicwood Plaza, 199 Des Voeux Road, Central, Hong Kong, not later than 4:00 p.m. on 28 May 2002.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of the HKSE in due course.


************

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

************

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

************

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                            ------------------
                                            Name: Cao Yunshi
                                            Title:  Company Secretary

Dated: March 28, 2002